SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26

Centro, Zip Code 20030-900

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MANDATORY REDEMPTION OF PREFERRED CLASS “C” SHARES AND CORRESPONDING AMERICAN DEPOSITARY SHARES

AXIA Energia S.A. (“AXIA Energia” or the “Company”) hereby reports that, on June 13, 2026, the Board of Directors of the Company (the “Board”) approved the partial mandatory redemption (the “Partial Mandatory Redemption”) of 576,923 of the outstanding Class “C” preferred shares (the “PNC Shares”) of the Company, equivalent to approximately 0.0951% of the outstanding PNC Shares and R$30,000,000.00, and the corresponding American Depositary Shares (“ADSs”), each representing one (1) PNC Share (CUSIP No. 15236F100; NYSE symbol: AXIA PRC). In connection with a Partial Mandatory Redemption, holders of PNC Shares may instead opt for the conversion of any or all of the PNC Shares subject to the Partial Mandatory Redemption into the Company’s common shares, at a ratio of 1.1:1 (the “Partial Elective Conversion”). Holders of ADSs will not be entitled to participate in the Partial Elective Conversion.

The ADSs were issued by Citibank, N.A., as depositary (the “Depositary”), with Banco Bradesco S.A. acting as custodian (the “Custodian”), pursuant to the terms and conditions set forth in that certain Deposit Agreement, dated as of December 26, 2025, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder (the “Preferred C Deposit Agreement”), and applicable law.

The Partial Mandatory Redemption will be applied on a pro rata basis among all holders of PNC Shares. Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts. The number of PNC Shares to be redeemed from each holder shall be calculated as follows: (number of PNC Shares held by such holder) × 0.0951%, rounded down to drop any fraction.

Redemption Price and Effective Date

The Partial Mandatory Redemption for holders of PNC Shares will occur on July 7, 2026 (the “Effective Date”). The ADS Redemption Payment shall occur after the Effective Date, as discussed further below. The redemption price payable by the Company per PNC Share shall be R$52.00 (the “Redemption Price”), determined in accordance with Article 11, paragraph 10, of the Company’s bylaws at the prevailing common share price.

Payment of the Redemption Price to holders of PNC Shares will be made on or promptly following the Effective Date. After the Effective Date, holders will retain their remaining PNC Shares that are not subject to the Partial Mandatory Redemption.

Procedure for Holders of PNC Shares

The Partial Mandatory Redemption will be applied automatically on a pro rata basis (disregarding fractions) to all outstanding PNC Shares as of the Effective Date. Holders of PNC Shares are not required to take any affirmative action to receive the Redemption Price. Payment of the Redemption Price will be made in Brazilian Reais (R$) through the Company's bookkeeping agent, Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3500, 3rd Floor, Itaim Bibi, São Paulo, SP, Zip Code 04538-132, Brazil, to the account on file with the bookkeeping agent or the applicable nominee. Holders of PNC Shares held in book-entry form through a broker, bank, or other nominee should contact their nominee for further information regarding the distribution of the Redemption Price. Following the Partial Mandatory Redemption, holders will retain the remaining PNC Shares not subject to redemption.

Procedure for Holders of ADSs

As a result of the Partial Mandatory Redemption, 0.0951% of the outstanding ADSs will be mandatorily redeemed for cash (the “ADS Redemption Payment”). Holders of ADSs are not required to take any affirmative action to receive the ADS Redemption Payment. The Partial Mandatory Redemption will be applied automatically on a pro rata basis to all outstanding ADSs as of the ADS record date to be established by the Depositary (the “ADS Record Date”). Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts.

The ADS Redemption Payment shall occur after the Effective Date and be paid in United States dollars (US$), converted from Brazilian Reais (R$) at the applicable exchange rate after the Depositary receives the funds in Brazil, net of any applicable depositary fees (including up to US$0.05 per ADS cancelled and up to US$0.05 per ADS held for the cash distribution), taxes, and expenses. The Depositary expects to distribute the ADS Redemption Payment promptly after receipt of funds in Brazil. The Depositary will issue a separate notice to ADS Holders providing additional details regarding the timing and applicable conversion rate for the ADS Redemption Payment.

For ADSs held in The Depository Trust Company (“DTC”): The Partial Mandatory Redemption will be applied automatically by DTC on a pro rata basis to all outstanding ADSs held in DTC as of the ADS Record Date. Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts. The ADS Redemption Payment will be credited by the Depositary to DTC for distribution to DTC participants and their client accounts. The portion of a holder's ADSs subject to redemption will be cancelled, and the holder will retain the remaining ADSs not subject to the Partial Mandatory Redemption. DTC participants and their clients are not required to take any affirmative action.

For ADSs held in uncertificated form (other than in DTC): The Partial Mandatory Redemption will be applied automatically by the Depositary on a pro rata basis to all outstanding ADSs as of the ADS Record Date. Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts. The Depositary will mail to Holders of ADSs as of the ADS Record Date a check for the applicable ADS Redemption Payment and an account statement specifying the ADS Redemption Payment amount, as well the number of ADSs held after giving effect to the Partial Mandatory Redemption.

Trading in the ADSs on the New York Stock Exchange under the symbol “AXIA PRC” will continue for ADSs not subject to the Partial Mandatory Redemption.

For questions regarding the Partial Mandatory Redemption, holders of ADSs may contact Citibank, N.A. - ADS Holder Services at 1-877-CITI-ADR.

Brazilian Tax Withholding - Non-Resident Investors (Investidores Não Residentes)

Under applicable Brazilian tax law, gains realized by non-resident holders of PNC Shares in connection with the Partial Mandatory Redemption are subject to Brazilian Withholding Income Tax (“WHT”) at the following rates: (i) 15%; (ii) progressive rates ranging from 15% to 22.5%; or (iii) 25% for non-resident holders domiciled in a Low or Nil Tax Jurisdiction (as defined under Brazilian law).

For the Company and its agents to determine the appropriate amount of Brazilian WHT to be withheld from the Redemption Price payable to non-resident holders, such holders are required to submit to the Company evidence of the average acquisition cost basis of their PNC Shares.

Non-resident holders must submit the following documentation to the Company, at resgate@axia.com.br (with subject line “Resgate PNC – Ganho de Capital”), on or before 6:00 p.m. (BRT time) on June 23, 2026 (the “Cost Basis Submission Deadline”):

1.	A completed Average Cost Basis Declaration Form, in the form made available by the Company on its investor relations website at https://ri.axia.com.br/ or upon request from [Agent Name];
2.	Supporting documentation evidencing the acquisition cost of the PNC Shares, which may include, without limitation, contract notes, broker statements, custody account statements, or other records reflecting the purchase price and date of acquisition; and
3.	Such other tax identification or residency documentation as may be required under applicable Brazilian tax law, including documentation necessary to establish eligibility for reduced WHT rates under an applicable double taxation treaty.

Non-resident holders who fail to submit the required cost basis documentation by the Cost Basis Submission Deadline will have their acquisition cost treated as zero (R$0.00) for purposes of calculating the taxable gain. In addition, non-resident holders who fail to inform their country or jurisdiction of tax residence will be subject to Brazilian WHT at the rate of 25%. The Company shall not be liable for any additional tax liability incurred by a non-resident holder as a result of such holder's failure to submit the required documentation in a timely manner.

U.S. Federal Income Tax Considerations for ADS Holders

The following discussion describes the material U.S. federal income tax consequences of the Partial Mandatory Redemption. This discussion applies only to beneficial owners of ADSs that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and U.S. Holders are urged to consult their own tax advisors regarding their specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;
•	tax-exempt organizations;
•	broker-dealers;
•	traders in securities that elect mark to market;
•	real estate investment trusts, regulated investment companies, partnership or grantor trusts;
•	investors whose functional currency is not the United States dollar;
•	United States expatriates;
•	Holders that hold the ADRs as part of a hedge, straddle, or conversion transaction; or
•	Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value, if any, of our shares or ADSs.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (as defined below) for United States federal income tax purposes. Please see the discussion in “Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own the ADSs. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding ADSs.

In general, for U.S. federal income tax purposes, a beneficial owner of ADSs generally will be treated as the owner of the shares represented by such ADSs.

As used herein, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of ADSs and is:

•	An individual who is a citizen or resident of the United States,
•	a corporation, or any other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof, or the District of Columbia,
•	an estate the income of which is subject to U.S. federal income tax regardless of its source, or
•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ADSs should consult its own tax advisor regarding the specific tax consequences of the Partial Mandatory Redemption.

Partial Mandatory Redemption

The Partial Mandatory Redemption should be treated as a redemption of ADSs for U.S. federal income tax purposes. Under Section 302 of the Code, a corporation’s redemption of its equity securities (such as ADSs) may be treated for U.S. federal income tax purposes as a taxable disposition of the securities by the owner thereof, or as a distribution from the issuing corporation to the owner, depending on the facts. The Partial Mandatory Redemption generally should be treated as a taxable disposition of the ADSs (rather than as a corporate distribution), after the application of certain constructive ownership attribution rules, if such redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. The Partial Mandatory Redemption should not be “essentially equivalent to a dividend” if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of the Partial Mandatory Redemption and the application of the rules set forth in Section 302 of the Code to the U.S. Holder’s specific circumstances.

The Company intends to treat the Partial Mandatory Redemption as a taxable disposition for U.S. federal income tax purposes. Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally should recognize capital gain or loss upon the receipt of cash pursuant to the Partial Mandatory Redemption measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the PNC Shares underlying the ADSs. Any gain or loss should be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations under the Code.

If Brazilian tax is withheld on the cash distributed pursuant to the Partial Mandatory Redemption, the amount realized by a U.S. Holder will include the gross amount of cash distributed pursuant to the Partial Mandatory Redemption before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the receipt of cash pursuant to the Partial Mandatory Redemption generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. If the cash distributed pursuant to the Partial Mandatory Redemption is subject to Brazilian tax imposed on the gain the U.S. Holder is likely not able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations. U.S. Holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, the Company does not expect the ADSs to be shares of a PFIC for U.S. federal income tax purposes. However, the determination of whether the ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, as well as certain items that are not directly in the Company’s control, such as the value of the shares or ADSs, and involve the application of complex tax rules the application of which to the business is not always entirely clear, no assurances can be provided that the Company will not be considered a PFIC for the current or any past or future tax year.

If the Company is treated as a PFIC for any taxable year during which a U.S. Holder holds ADSs, various adverse consequences could apply to the U.S Holder. Neither gains nor dividends would not be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by a U.S. Holder on Partial Mandatory Redemption would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for a U.S. Holder’s tax return for such year. Further, any distribution in respect of the ADRs in excess of 125% of the average of the annual distributions on the ADSs received by a U.S. Holder during the preceding three years or, if shorter, a U.S. Holder’s holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, a U.S. Holder would be subject to additional U.S. tax form filing requirements.

Backup Withholding and Information Reporting

In general, payments pursuant to the Partial Mandatory Redemption, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.

A U.S. Holder can credit amounts withheld under these rules against the U.S. Holder’s U.S. federal income tax liability, or obtain a refund of such amounts that exceed the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

U.S. Holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of their ownership or disposition of ADSs in light of their particular circumstances. The penalty for failing to comply with reporting requirements can be significant.

All holders are encouraged to consult with their own tax advisors regarding the tax implications of the Partial Mandatory Redemption, including the applicability and effect of Brazilian, U.S. federal, state, local, and other tax laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2026

AXIA ENERGIA S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: risks related to the Partial Mandatory Redemption, including the potential dilution of existing common shareholders in connection with any conversion of PNC shares into common shares, cash outflows by the Company, and tax consequences for PNC shareholders and ADS holders, including in Brazil and the United States; and other risks described in our annual report and other documents filed with the CVM and SEC. Forward-looking statements speak only as of the date they are made, and readers are cautioned not to put undue reliance on forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the SEC. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov and on the Company’s website at https://ri.axia.com.br/en/. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.